

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (716/687-4457)

January 5, 2011

Robert T. Brady
Chairman and Chief Executive Officer
Moog Inc.
Plant 24, Seneca Street
East Aurora, NY 14052-0018

> **Re:** **Moog Inc.**
> **Form 10-K for the Fiscal Year Ended October 2, 2010**
> **Filed December 1, 2010**
> **Definitive 14A Filed December 20, 2010**
> **File No. 001-05129**

Dear Mr. Brady:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<p style="text-align:center">Form 10-K for the Fiscal Year Ended October 2, 2010</p>

Signatures, page 107

1. We note that your principal financial officer and your principal accounting officer have each signed the annual report on Form 10-K on behalf of the registrant, but they do not appear to have signed individually in their respective capacities as your principal financial officer and your principal accounting officer. Your annual report on Form 10-K must be signed by the registrant, and individually by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors. Please see General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K. Please revise accordingly in future filings.

<u>Definitive Proxy Statement</u>

<u>Compensation Discussion and Analysis, page 17</u>

2. In future filings, please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Executive Compensation Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards. Please show us what your disclosure would look like.

<u>The Process For Determining Of Compensation, page 19</u>

3. We note the disclosure in the second paragraph regarding the pay ranges established by the Hay Group. In future filings, please describe how each element of compensation and total compensation compared to this range for each named executive officer. Please show us what your disclosure would look like.

4. In future filings, please tell us about the role of your Chief Executive Officer in determining his own compensation. In doing so, please address whether he makes recommendations with respect to his own compensation and whether the Executive Compensation Committee approved or made any adjustments to the CEO's recommendations for his compensation. Please show us what your disclosure would look like.

5. In future filings, please provide a materially complete description of the correlation between the factors listed in clauses (1) through (4) and actual base salaries for each named executive officer. Please show us what your disclosure would look like.

6. In the process of setting base salaries, we note disclosure in the first full paragraph of page 20, that you take into account the individual performance of each named executive officer and that the Executive Compensation Committee approves or adjusts the recommendation of the CEO. In future filings, for each named executive officer, please describe the elements of individual performance taken into account. Please provide a detailed response and to the extent required for clarity please address each named executive officer individually. See Item 402(b)(1)(vii) of Regulation S-K. Please show us what your disclosure would look like.

7. In future filings, please disclose whether the Executive Compensation Committee used its discretion to adjust the base salaries of each of the named executive officers. Please show us what your disclosure would look like.

8. In future filings, please disclose your actual historical percentage improvement in earnings per share achieved for the named executive officers to obtain their awards of annual cash bonuses. Please also provide us with the actual EPS amount you used to determine the annual cash bonus for 2010. Please show us what your disclosure would look like.

The Process for Determining Stock Option Awards, page 20

9. Although you provide general disclosure relating to the procedure for determining the amount of securities granted, your disclosure does not meaningfully convey the reasons why you structure the program mechanics in the manner you have nor does it address the reasons why the actual amounts awarded for these forms of compensation were appropriate under the circumstances. Please revise accordingly in future filings. Please show us what your disclosure would look like.

10. In future filings, please disclose whether the Executive Compensation Committee approved, or used its discretion to adjust, the recommendation of the CEO. Please show us what your disclosure would look like.

The Process for Determining Stock Appreciation Rights Awards, page 21

11. In future filings, please disclose the factors the CEO and the Executive Compensation Committee used to determine the amount of stock appreciation rights to award to each named executive officer. In future filings, please also disclose whether the Executive Compensation Committee approved, or used its discretion to adjust, the recommendation of the CEO. Please show us what your disclosure would look like.

Risk Review, page 21

12. We note your disclosure in response to Item 402(s) of Regulation S-K that you have determined that it is not reasonably likely that your compensation programs would have a material adverse effect on your company. Please describe for us the process you undertook to reach the conclusion that disclosure is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Robert T. Brady
Moog Inc.
January 5, 2011
Page 4

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sherry Haywood at (202) 551-3345 or, in her absence, Andrew Schoeffler at (202) 551-3748 with any questions.

Sincerely,

Pamela Long
Assistant Director